BUFFD, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Buffd, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Buffd, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Buffd, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC
July 6, 2022

BUFFD, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 566,795	$ 195,465
TOTAL CURRENT ASSETS	566,795	195,465
PROPERTY AND EQUIPMENT		
Property and equipment, net	6,457	2,186
TOTAL ASSETS	$ 573,252	$ 197,651

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 5,144	$ -
Prepaid SAFE obligation	10,000	
SBA PPP loan	-	8,918
TOTAL CURRENT LIABILITIES	15,144	8,918
LONG-TERM LIABILITIES		
Notes payable - related parties	71,240	71,240
TOTAL LONG-TERM LIABILITIES	71,240	71,240
TOTAL LIABILITIES	86,384	80,158
SHAREHOLDERS' EQUITY		
Common stock, see note 6	885	880
Additional paid-in capital	4,043	-
SAFE obligations	2,332,447	932,492
KISS A Note	150,000	150,000
Accumulated deficit	(2,000,507)	(965,879)
TOTAL SHAREHOLDERS' EQUITY	486,868	117,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 573,252	$ 197,651

See independent accountant's review report and accompanying notes to financial statements.

BUFFD, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Depreciation expense	1,385	856
General and administrative	860,080	481,637
Professional fees	172,555	110,344
Sales and marketing	11,092	30,370
TOTAL OPERATING EXPENSES	1,045,112	623,207
NET OPERATING LOSS	(1,045,112)	(623,207)
OTHER INCOME/(EXPENSES)		
Forgiveness of SBA PPP loan	8,918	-
Other income	1,903	10,000
Interest expense	(337)	(35)
TOTAL OTHER INCOME/(EXPENSES)	10,484	9,965
NET LOSS	$ (1,034,628)	$ (613,242)

See independent accountant's review report and accompanying notes to financial statements.

BUFFD, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock						
	Shares	**Amount**	**Additional Paid-in Capital**	**SAFE Obligations**	**KISS-A Note**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, APRIL 3, 2020 (INCEPTION)	8,800,000	$ 880	-	692,492	-	$ (352,637)	$ 340,735
Issuance of KISS Investment	-	-	-	-	150,000	-	$ 150,000
Issuance of SAFE Obligations	-	-	-	240,000	-	-	$ 240,000
Net loss	-	-	-	-	-	(613,242)	$ (613,242)
ENDING BALANCE, DECEMBER 31, 2020	8,800,000	$ 880	$ -	$ 932,492	$ 150,000	$ (965,879)	$ 117,493
Issuance of restricted common stock	50,000	5	1,495	-	-	-	$ 1,500
Issuance of SAFE Obligations	-	-	-	1,399,955	-	-	$ 1,399,955
Stock compensation expense	-	-	2,548	-	-	-	$ 2,548
Net loss	-	-	-	-	-	(1,034,628)	$ (1,034,628)
ENDING BALANCE, DECEMBER 31, 2021	**8,850,000**	**$ 885**	**$ 4,043**	**$ 2,332,447**	**$ 150,000**	**$ (2,000,507)**	**$ 486,868**

See independent accountant's review report and accompanying notes to financial statements.

BUFFD, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,034,628)	$ (613,242)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	1,385	856
Stock compensation expense	2,548	-
Forgiveness of SBA PPP loan	(8,918)	-
Increase (decrease) in liabilities:		
Accounts payable	5,144	(890)
CASH USED FOR OPERATING ACTIVITIES	(1,034,469)	(613,276)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(5,656)	(3,042)
CASH USED FOR INVESTING ACTIVITIES	(5,656)	(3,042)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of KISS-A Note	-	150,000
Issuance of SBA PPP loan	-	8,918
Issuance of common stock	1,500	120
Prepayment of SAFE obligation	10,000	-
Issuance of SAFE obligations	1,399,955	240,000
CASH PROVIDED BY FINANCING ACTIVITIES	1,411,455	399,038
NET INCREASE (DECREASE) IN CASH	371,330	(217,280)
CASH AT BEGINNING OF YEAR	195,465	412,745
CASH AT END OF YEAR	$ 566,795	$ 195,465

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 337	$ 35
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Buffd, Inc. dba Juked (the "Company") was incorporated in the State of Delaware on April 3, 2020. The Company was originally formed in the State of California on March 4, 2019, and was dissolved on April 3, 2020, when the Company incorporated in the State of Delaware. The Company provides a platform for e-sports fans to discover, watch, and engage with the global esports community.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C-Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling an esports platform. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized nil in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was $2,548 and nil, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 8,698	$ 3,042
	8,698	3,042
Less: Accumulated depreciation	(2,241)	(856)
Total	$ 6,457	$ 2,186

See *independent accountant's review report.*

4. **Notes Payable – Related Parties**

Since inception, related parties have provided loans to the Company valued at $71,240 and $71,240 as of December 31, 2021 and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. **SBA PPP Loan**

In 2020, the Company received loan proceeds of $8,918 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As of December 31, 2021, the Company received notice that the SBA PPP loan has been fully forgiven.

6. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, and 2020, 8,850,000 and 8,800,000 shares have been issued and are outstanding, respectively.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,200,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021 and 2020, 790,900 and 100,000 shares, respectively, have been issued under the Plan. A total of 122,917 and nil shares have vested during the year ending December 31, 2021 and 2020, respectively. During the year ending December 31, 2021, a total of 147,100 shares have been cancelled. As of December 31, 2021, a total of 606,200 shares are available for issuance under the plan.

6. Equity (continued)

SAFE Obligations
As of December 31, 2021 and 2020, the Company issued a total of $2,332,447 and $932,492 of Simple Agreements for Future Equity ("SAFEs"), respectively. The agreements state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFEs will automatically convert into the number of shares of stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreements state a post-money valuation cap of $4,250,000 - $12,000,000 with no discount rate.

Keep It Simple Security (KISS) – A Note
During 2020, the Company issued a KISS-A investment totaling $150,000. The KISS-A is automatically convertible into common stock on the completion of an equity financing event ("Qualified Financing"). The KISS-A converts into 6% of the Company's fully diluted capitalization. A portion of the proceeds of the KISS-A totaling $37,500 was allocated to pay fees in the accelerator program that provided the funds.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on April 3, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

SAFE Obligations
During 2022, the Company issued an additional $60,000 in SAFE obligations, with $12,000,000 valuations caps and terms similar to those discussed in Note 6. Additionally, the $10,000 in prepaid SAFE obligation was signed in 2022, thus moving from prepaid SAFE obligation to SAFE obligation on the balance sheet.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $535,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $535,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Inc and it's wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 6% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through July 6, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.